June 23, 2026

Samuel Gibson
Chief Executive Officer
Hadron Energy, Inc.
3 Twin Dolphin Drive, Suite 260
Redwood City, CA 94065

        Re: Hadron Energy, Inc.
            Registration Statement on Form S-1
            Filed June 15, 2026
            File No. 333-296796
Dear Samuel Gibson:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Jeffrey Selman